Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(amounts in millions of dollars)

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2009
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$388.4	$395.6	$420.4	$431.9	$411.7	$278.7
Add: Fixed charges (from below)	42.3	44.5	38.5	66.3	81.0	49.6
Add: Amortization of capitalized interest	0.2	0.2	0.3	0.4	0.6	0.5
Add: Distributed income of equity investee	—	—	—	—	0.7	1.8
Subtract: Capitalized interest expense	—	0.7	0.6	0.9	2.0	0.9
	$430.9	$439.6	$458.6	$497.7	$492.0	$329.7

Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$34.9	$35.6	$31.9	$58.5	$71.3	$42.9
Add: Capitalized interest expense	—	0.7	0.6	0.9	2.0	0.9
Add: Portion of rentals representing interest	7.4	8.2	6.0	6.9	7.7	5.8
	$42.3	$44.5	$38.5	$66.3	$81.0	$49.6

Ratio of earnings to fixed charges	10.2	9.9	11.9	7.5	6.1	6.7